                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)



                              Spartech Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     8472201
                                 (CUSIP Number)


                                British Vita PLC
                           c/o John T. O'Connor, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                               New York, NY 10005
                                 (212) 530-5548

             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2002
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement:[ ].

                                  SCHEDULE 13D


CUSIP NO.: 8472201

(1)   NAME OF REPORTING PERSON: British Vita PLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |X|

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS: OO

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)      |_|

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION: England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)   SOLE VOTING POWER: 12,310,961*

(8)   SHARED VOTING POWER: NA

(9)   SOLE DISPOSITIVE POWER: 12,310,961*

(10)  SHARED DISPOSITIVE POWER: NA

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,310,961 shares of common stock*

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 46.0%**

(14)  TYPE OF REPORTING PERSON:     CO

------------------

* British Vita PLC, through its wholly-owned subsidiary Vita Investments (North America) Limited ("VIL"), beneficially owns 12,310,961 Common Shares.

** According to the Issuer's proxy statement on Form 14A filed on January 30, 2002, there were 26,781,552 shares of Common Stock outstanding on January 14, 2002.

            This Statement constitutes Amendment No. 7 to the Schedule 13D filed by British Vita PLC ("Vita") with the Securities and Exchange Commission (the "SEC") on September 18, 1989, as amended by Amendment No. 1 thereto filed with the SEC on December 6, 1989, Amendment No. 2 filed with the SEC on December 13, 1989, Amendment No. 3 filed with the SEC on May 26, 1994, Amendment No. 4 filed with the SEC on May 1, 1995, Amendment No. 5 filed with the SEC on July 23, 1998 and Amendment No. 6 filed with the SEC on September 5, 2001 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $.75 per share (the "Common Stock"), of Spartech Corporation (the "Issuer"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

            Other than as set forth herein, there has been no material change in the information set forth in items 1 through 7 of the Schedule 13D.

1.    Item 2 of the Schedule 13D is hereby amended to add the following:

            Information regarding the executive officers and directors of Vita and VIL is included on Schedule A, which is incorporated herein by reference.

            During the last five years, none of Vita, VIL, nor, to the best knowledge of Vita or VIL, any person named in Schedule A, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws.

2.    Item 4 of the Schedule 13D is hereby amended to read as follows:

      The Issuer has announced its intention to file a registration statement with the SEC relating to a proposed public offering of approximately 8,250,000 shares of Common Stock. This intended offering will comprise 6,000,000 shares being sold by Vita International Limited, a wholly-owned subsidiary of British Vita, 135,000 shares being sold by another stockholder and 2,115,000 shares of primary common stock to be issued by the Issuer.

      On completion of the offering as contemplated in the Issuer's release, British Vita's stake will be reduced to between 6.3 million shares and 5.4 million shares, or 21.8 percent and 18.4 percent, depending on whether the overallotment option is exercised.

                                    SIGNATURE



            After due inquiry and to the best of my knowledge and belief, the information set forth in this Amendment No. 7 to the Schedule 13D is true, complete and correct.

February 28, 2002


                                          British Vita PLC


                                          By: /s/ M. R. Stirzaker
                                              ________________________
                                               Name: M. R. Stirzaker
                                               Title: Company Secretary

                                   SCHEDULE A

                     DIRECTORS AND EXECUTIVE OFFICERS OF VIL


            The names and present principal occupations of the directors and executive officers of VIL are set forth below. Unless otherwise indicated, the business address of each director and executive officer of VIL set forth below is that of Vita. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to VIL. Each individual named below is a director of VIL. Each of the named individuals is a citizen of the United Kingdom.


            Mr. J. Mercer                 Director
            Mr. D. A. Campbell            Director
            Mr. C. J. J. O'Connor         Director
            Mr. R. Dobson                 Director
            Mr. F. J. Libeert             Director

                    DIRECTORS AND EXECUTIVE OFFICERS OF VITA

            The names and present principal occupations of the directors and executive officers of Vita are set forth below. The business address of each director and executive officer of Vita is that of Vita. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Vita. Each individual named below is a director of Vita. Each of the named individuals is a citizen of the United Kingdom.

            Mr. J. Mercer                 Non-executive Chairman
            Mr. D. A. Campbell            Chief Executive
            Mr. C. J. J. O'Connor         Finance Director
            Mr. F. J. J. Libeert          Director
            Mr. R. Dobson                 Director
            Mr. H .J. J. van Beijeren     Director
            Mr. D. Cotterill              Non-executive Director
            Mr. R. T. Scholes             Non-executive Director, Director of Bodycote
                                          International PLC and Keller Group PLC
            Mr. M. A. Jones               Non-executive Director, Retired former
                                          Senior officer of National Westminster Bank
            Mr. M. R. Stirzaker           Company Secretary